SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 18, 2010

1. DATE AND TIME: On June 18, 2010, at 10:30 a.m. 2. PLACE: The company’s principal place of business located at Rua Eteno, nº 1561, Complexo Petroquímico de Camaçari, CEP 42.810-000, Municipality of Camaçari, State of Bahia. 3. CALL NOTICE: 3.1. The Call Notice was published pursuant to article 124 of Law No. 6,404/76, in the "Official Gazette of the State of Bahia" on June 2, 3 and 5/6, 2010; and in the newspaper "A Tarde" on June 2, 3 and 4, 2010; and it was also widely disclosed pursuant to CVM Rulings Nos. 02/78 and 207/94, in the newspaper "Valor Econômico" on March 2/3, and June 4/5/6 and 7, 2010; 3.2. All documents required by CVM Ruling No. 481/09 regarding the matters to be resolved in this Extraordinary General Meeting were made available to the Company’s shareholders upon publication of the Call Notice. 4. ATTENDANCE: Shareholders representing over ninety-seven percent (97%) of the Company’s common shares, in addition to over forty-four percent (44%) of the Company’s preferred shares, as per the signatures in the Shareholders’ Attendance Book, thus constituting the legal quorum for the approval of the matters in the agenda. The following were also present: Mr. Edson Brandão Assunção, representative of PricewaterhouseCoopers Auditores Independentes (“PwC”), a civil company established in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, n° 1.400, from the 7th to the 11th and from the 13th to the 20th floors, Torre Torino, secondarily registered with the Regional Accounting Council of Rio de Janeiro under No. CRC2SP000160/O-5”F” RJ and with the National Register of Legal Entities (CNPJ/MF) under No. 61.562.112/0004-73; Mr. Daniel Couto de Magalhães Ferraz, representative of Banco Bradesco BBI S.A. (“Bradesco BBI”), a financial institution established in the City of São Paulo, State of São Paulo, at Av. Paulista nº 1.450, 8º andar, enrolled in the National Register of Legal Entities (CNPJ/MF) under No. 06.271.464/0073-93; and Mr. Antonio Vargas Vieira, representative of KPMG Auditores Independentes (“KPMG”), a civil company established in the City of São Paulo/SP, secondarily registered with the Regional Accounting Council of the State of Bahia under No. CRC 2SP014428/O-6-S-BA and enrolled in the National Register of Legal Entities (CNPJ/MF) under No. 57.755.217/0001-29, the Company’s independent auditors. Mr. Manoel Mota Fonseca,

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 18, 2010

representative of the Company’s Fiscal Board, was also present. 5. PRESIDING BOARD: Rafael Padilha Calabria – Chairman; Marcella Menezes Ferreira de Souza Fagundes – Secretary, chosen pursuant to article 17 of the Bylaws. 6. AGENDA: The reading of the agenda was unanimously waived by the shareholders present. 7. FISCAL BOARD’S OPINION: The Company’s Fiscal Board, in an Opinion issued on May 27, 2010, expressed itself favorably to the approval of the proposal of merger of Quattor’s shares by the Company and the corresponding increase of the Company’s capital, as well as to the approval of the respective Protocol and Justification and documents that supported this corporate transaction. 8. RESOLUTIONS: The matters established in the Agenda were put to discussion and voting, and the following deliberations were unanimously taken by the attendees, without provisos or qualifications: 8.1. to authorize the drawing-up of the minutes of this Meeting in the summary form, as well as publication of such minutes without the signatures of the attending shareholders, pursuant to article 130 and its paragraphs, of Law No. 6,404/76; 8.2. to ratify and approve the appointment and contracting, previously conducted by the Company’s management (a) of Bradesco BBI, identified above, represented at the Meeting by Mr. Daniel Couto de Magalhães Ferraz, who offered to clarify any doubts of the attending shareholders, which company conducted an economic-financial appraisal of the Company and Quattor, a closely-held joint-stock company, with its principal place of business at Avenida Graça Aranha, nº 182, 9º andar, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled in the National Register of Legal Entities (CNPJ/MF) under No. 09.017.802/0001-89, directly controlled by the Company, which supported the definition of the replacement ratio applicable to the merger of Quattor’s shares by the Company, and (b) of PwC, identified above, represented in the Meeting by Mr. Edson Brandão Assunção, who offered to clarify any doubts of the attending shareholders, which company (i) examined and audited Quattor’s financial statements; and (ii) proceeded to the equity appraisal of Quattor’s shares, at the base date defined for the merger, namely March 31, 2010 (“Base Date”), with the preparation of the respective equity appraisal report of Quattor’s shares, for purposes of effecting the accounting entries in the Company’s books, and established that the Full Board of the

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 18, 2010

Securities Commission – CVM, at a meeting held on June 15, 2010, resolved that any act on the part of CVM seeking to demand the preparation of an appraisal report at market price set forth in article 264 of Law 6,404/76 for the merger of shares, is not justifiable in view of the characteristics of the concrete case; 8.3. to approve, after examining and discussing it, the economic-financial appraisal report of the shares of Quattor and Braskem, previously prepared by Bradesco BBI, which served as a basis for the definition of the replacement ratio of Quattor’s shares with the Company’s shares, which was initialed by the members of the presiding board and filed at the Company’s headquarters, a copy of which, after initialed by the Secretary, is an integral part hereof as Exhibit 1; 8.4. to approve, after examining and discussing it, without any qualifications, the equity appraisal report of Quattor’s shares, previously approved by PwC based on Quattor’s financial statements, which was initialed by the members of the presiding board and filed at the Company’s headquarters, copies of which, after initialed by the Secretary, are made an integral part hereof as Exhibit 2 (“Equity Report” and “Financial Statements”). The Equity Report showed that Quattor’s shares were valued, at the Base Date, at four hundred and ninety-eight million, three hundred and ninety thousand, nine hundred and thirty-seven Reais and forty-two centavos (R$ 498,390,937.42); 8.5. to approve the terms and conditions of the “Protocol and Justification of Merger of Shares Issued by Quattor Participações S.A. into Braskem S.A.” (“Protocol and Justification”), as well as its exhibits, signed by the managers of the Company and Quattor on June 1, 2010, containing the purpose, the bases and the other conditions pertaining to the merger of Quattor’s shares by the Company, which has been initialed by the members of the presiding board and filed at the Company’s headquarters, a copy of which, after initialed by the Secretary, is made an integral part hereof as Exhibit 3; 8.6. to approve the merger of Quattor’s shares by the Company, whereupon Quattor shall become a wholly-owned subsidiary of the Company, pursuant to the provisions in article 252 of Law No. 6,404/76, under the terms and conditions established in the Protocol and Justification approved in 8.5 above, which established the replacement ratio of 0.188558631820 common share issued by the Company for each common share issued by Quattor; 8.7. to approve the issuance of eighteen million

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 18, 2010

and eighty-seven (18,000,087) new common shares of the Company, in the total amount of one hundred and ninety-nine million, three hundred and fifty-six thousand, three hundred and seventy-four Reais and ninety-seven centavos (R$199,356,374.97), due to the merger of shares, all nonpar, at the price of eleven Reais, seven centavos and a fraction (R$ 11.0753) per share, of which one hundred and sixty-four million, seven hundred and forty-three thousand, five hundred and eighty-six Reais and twenty-four centavos (R$ 164,743,586.24) are allocated to the increase of the share capital, which shall then increase from seven billion, eight hundred and fifty-one million, nine hundred and twenty-three thousand, two hundred and eight Reais and twenty-three centavos (R$7,851,923,208.23) to eight billion, sixteen million, six hundred and sixty-six thousand, seven hundred and ninety-four Reais and forty-seven centavos (R$ 8,016,666,794.47); the remaining balance of thirty-four million, six hundred and twelve thousand, seven hundred and eighty-eight Reais and seventy-two centavos (R$ 34,612,788.72) shall be allocated to the capital reserve. Due to the approved capital increase, the main section of article 4 of the Company’s bylaws has been altered, and it shall henceforth become effective with the following wording: “Article 4. The Share Capital is eight billion, sixteen million, six hundred and sixty-six thousand, seven hundred and ninety-four Reais and forty-seven centavos (R$ R$8.016.666.794,47), divided into seven hundred and ninety-eight million, eight hundred and thirty-two thousand, five hundred and fifty-two (798,832,552) shares, of which four hundred and fifty-one million, six hundred and sixty-nine thousand and sixty-three (451,669,063) are common shares, three hundred and forty-six million, five hundred and sixty-nine thousand, six hundred and seventy-one, (346,569,671) are class “A” preferred shares and five hundred and ninety-three thousand, eight hundred and eighteen (593,818) are class “B” preferred shares.” 8.8. to establish that the shares now issued are hereby (i) fully subscribed by Quattor’s managers, on account of Petróleo Brasileiro S/A – Petrobras and Petrobras Química S/A – Petroquisa, the only shareholders of Quattor, which receive new Company’s shares; (ii) paid up upon conveyance of all of the shares issued by Quattor and held by such shareholders to the Company; and (iii) fully delivered to the only shareholders of Quattor, except for the Company, according to the replacement ratio set forth in the

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 18, 2010

Protocol and Justification, in the form of the Subscription List, which document, after submitted by the chairman of the presiding board and examined by the attendees, was filed at the Company’s headquarters; 8.9. to establish that, as a result of the approval of the merger of Quattor’s shares by the Company, the shareholders having common and class “B” preferred shares issued by the Company who dissent from this resolution shall be entitled to withdraw from the Company, under the terms and conditions to be disclosed in a Notice to the Shareholders. The class “A” preferred shares issued by the Company shall not grant its holders the right to withdraw, since such shares have liquidity and dilution in the market, under the terms set forth in article 137 of the Corporation Law; 8.10. to authorize the Company’s officers to perform all acts necessary to delivery of the merger of Quattor’s shares approved herein before the public bodies and third parties in general; 9. ADJOURNMENT: As there were no further subjects to be discussed, the Annual and Extraordinary General Meetings were ended and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Shareholders present at the meeting, who reached the quorum required for the validity of the resolutions, and by decision of the Shareholders, the extraction of the certificates needed by the Secretary of the Meetings was authorized. Camaçari/BA, June 18, 2010. [Sgd.: Presiding Board: Rafael Padilha Calábria – Chairman and Marcella Menezes Ferreira de Souza Fagundes – Secretary; Shareholders: BRK Investimentos Petroquímicos S/A (by Rafael Padilha Calábria); Odebrecht Serviços e Participações S/A (by Rafael Padilha Calábria); Odebrecht S/A (by Rafael Padilha Calábria) and Petrobrás Química S.A. – Petroquisa (by Roberto Keller Thompson Mello)].

The above matches the original recorded in the proper book.

Marcella Menezes Ferreira de Souza Fagundes

Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.